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March 12, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: John Reynolds, Assistant Director

RE:                          New Laser Corporation

Registration Statement on Form S-4

Filed February 3, 2015

File No. 333-201839

Dear Mr. Reynolds:

Set forth below are the responses of New Laser Corporation (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 27, 2015 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 (File No. 333-201839) filed with the Commission on February 3, 2015 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment from the Comment Letter in bold text.  All references to page numbers and captions correspond to Amendment No. 1 to the Registration Statement (“Amendment No. 1”) unless otherwise specified.  A copy of Amendment No. 1 is enclosed and has been marked to show changes from the Registration Statement as originally filed.

General

1.                       Please provide the disclosure required by Item 2 of Form S-4.

Response:  The Company has revised the inside front cover page of the prospectus in accordance with the Staff’s comment.

Selected Historical Financial Data of Old Monster, page 5

2.                       We note that you provide a footnote to describe your use of gross sales.  As this appears to represent a non-GAAP measure, please revise to present the most comparable GAAP measure, net sales, more prominently than this non-GAAP measure.  In addition, please revise to include a reconciliation of this non-GAAP measure to most comparable GAAP measure for all periods presented.  Refer to the guidance outlined in Item 10(e) of Regulation S-K.

Response:  After considering the Staff’s comment, the Company has revised the disclosure on page 5 to eliminate the footnote, as well as the reference to gross sales in the chart.

Forward Looking Statements, page 11

3.                       We note your statement that the registration statement includes forward-looking statements under the Securities Act of 1933 and the Securities Exchange Act of 1934.  Be advised that Section 27A(b)(l)(C) of the Securities Act and Section 21E(b)(l)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13 (a) or 15(d) of the Securities Exchange Act.  Please explain supplementally or either:

•                  delete any references to the Private Securities Litigation Reform Act; or

•                  make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Response:  The Company has revised the disclosure on page 11 in accordance with the Staff’s comment.

Terms of the Transactions, page 12

4.                       Please provide the disclosure required by Item 4(c) of Form S-4.

Response:  The Company respectfully notes that the initial sentence under the caption “General” states that the Transaction Agreement and the Asset Transfer Agreement (each as defined in the Registration Statement) are each incorporated into the prospectus.

5.                       Please discuss the material terms of the escrow agreement and the milestones for the release of the funds from escrow.  Please file the escrow agreement as an exhibit.

Response:  The Company has updated its disclosure on page 33 in accordance with the Staff’s comment (as well as the Staff’s comment 14 below) and, as described in the Company’s response to the Staff’s comment 37 below, has re-filed Exhibit 2.1 to Amendment No. 1 to include the form escrow agreement.  The Company respectfully notes that it has also requested confidential treatment with respect to certain portions of the escrow agreement.

Supply Agreement, page 24

6.                       Please discuss the material terms of the beverage base supply agreement and file the agreement as an exhibit.

Response:  The Company has updated its disclosure on page 24 in accordance with the Staff’s comment.  For the Staff’s information, only a term sheet providing for beverage base supply was prepared prior to the announcement of the Transactions (as defined in the Registration Statement) on August 14, 2014.  Since that time, the Company and TCCC (as defined in the Registration Statement) have begun to negotiate the form and remaining terms of the beverage base supply agreement; however, the Company does not expect the agreement to be finalized until the closing of the Transactions.  As a result, as described in the Company’s response to the Staff’s comment 37 below, the Company has re-filed Exhibit 2.1 to Amendment No. 1 to include the beverage base supply term sheet.  The Company respectfully notes that it has also requested confidential treatment with respect to certain portions of the term sheet.

Fees and Expenses, page 27

7.                       We note the disclosure on page 27 that each party to the transaction agreement has agreed to pay its own fees and expenses, subject to certain exceptions.  Please disclose the exceptions.

Response:  The Company has revised the disclosure on pages 27 and 33 in accordance with the Staff’s comment.

Other agreements, page 33

8.                       Please file the form of the amended distribution coordination agreements, as referenced on page 33.

Response:  As described in the Company’s response to Staff’s comment 37 below, the Company has re-filed Exhibit 2.1 to Amendment No. 1 to include the current forms of the amended U.S./Canada distribution coordination agreement and the amended international distribution coordination agreement.  The Company respectfully notes that it has also requested confidential treatment with respect to certain portions of the amended distribution coordination agreements.

Background of the Transactions, page 33

9.                       We note that Barclays made a presentation to Old Monster’s board of directors on August 14, 2014.  Please provide us supplemental copies of any materials, such as board books, used in the presentation to the board.  We may have additional comments after reviewing these materials.

Response:  The Company is supplementally providing the Staff with a copy of the Barclays presentation provided at the August 14, 2014 meeting of Old Monster’s board of directors.

10.                Please revise to provide additional detail describing the ongoing commercial relationship between Old Monster and TCCC.

Response:  The Company has revised the disclosure on page 34 in accordance with the Staff’s comment.

Old Monster’s Reasons for the Transactions, page 34

11.                Please revise to explain why TCCC’s bidding advantage over other potentially interested third parties is a reason for Old Monster to agree to the transaction.

Response:  The Company respectfully notes that it did not intend to imply that TCCC’s bidding advantage over other potentially interested third parties was a reason that Old Monster agreed to the Transactions.  Rather, the disclosure was intended to simply note that Old Monster’s board of directors considered this when concluding that the terms of the Transactions do not preclude a future sale of New Monster to TCCC or another party.  The Company has revised the disclosure on page 35 to clarify this.

12.                Please discuss TCCC’s reasons for engaging in the transaction.

Response:  The Company has revised the disclosure on pages 37-38 in accordance with the Staff’s comment.

Financial Statements, page 39

13.                Please update the financial statements and related financial information included in your registration statement on Form S-4 pursuant to Rule 3-12 of Regulation S-X.  Also, please include currently dated auditor consents in any future amendments.

Response:  The Company has updated the financial statements and related financial information included and incorporated by reference in the Registration Statement pursuant to Rule 3-12 of Regulation S-X in accordance with the Staff’s comment.  In addition, Amendment No. 1 includes currently dated auditor consents.  The Company respectfully notes that the financial information of KO Energy is not yet stale.

Monster Beverage Corporation and Subsidiaries Unaudited Pro Forma Condensed Combined Financial Information, page 39

14.                We note from the introductory paragraph and footnote 1 to your pro forma financial information that as part of the transactions reflected in the pro forma financial information, TCCC or one of its subsidiaries will make a net cash payment to New Monster of $2.15 billion of which $625.0 million will be held in escrow subject to release upon achievement of milestones relating to the transfer of distribution rights to TCCC’s distribution network.  Please revise your discussion to explain in further detail the nature and timing of the milestones which must be achieved in order for the funds held in escrow to be released.  As part of your revised disclosure, please also explain what will happen to the funds held in escrow in the event that the required milestones are not achieved.  In addition, please provide us with a copy of the Exhibit J, Form of Escrow Agreement, to the Transaction Agreement dated August 14, 2014 between Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp., the Coca-Cola Company and European Refreshments.

Response:  The Company respectfully directs the Staff to the response in comment 5 above, and the Company has also revised the disclosure on page 41 to cross-reference the additional information.  In addition, as described in the Company’s response to the Staff’s comments 5 and 37, the form of escrow agreement has also been included in the re-filed Exhibit 2.1 to Amendment No. 1.

15.                Also, please explain why you believe that it is factually supportable that you will ultimately receive the $625 million of funds to be held in escrow pending the achievement of the above referenced milestones and it is therefore appropriate to recognize a receivable for this amount in your pro forma balance sheet as you have done in pro forma adjustment 4B.  Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Response:  The Company respectfully advises the Staff that it has considered the guidance in Rule 11-02(b)(6) of Regulation S-X in preparing the pro forma balance sheet and, accordingly, has included pro forma adjustments that are directly attributable to the Transactions and factually supportable.  Based on such consideration, the Company recorded a receivable for the $625 million of funds held in escrow because TCCC is contractually obligated to pay the funds upon achievement of the milestones disclosed in response to the Staff’s comments 5 and 14, and the Company’s conclusion that the milestones are probable of being achieved.  In this regard, the Company advises the Staff that, as of the date of this response, it has sent notices of termination to approximately 88% of the affected third-party distributors.  The associated distribution rights will be transitioned to TCCC’s distribution network as of the effective date of each applicable termination, and the Company expects to transition at least another 7% following the Closing, which would release all funds from escrow.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 44

2.  Basis of Pro Forma Presentation, page 44

16.                We note from page 45 that your unaudited pro forma condensed combined statements of income for both the nine-months ended September 30, 2014 and the year ended December 31, 2013 do not include estimated transaction expenses subsequent to September 30, 2014.  Please tell us whether you have recorded any transaction expenses in your income statements during the periods presented in your pro forma statements of operations.  If so, please explain how you considered adjusting your income statement for these non-recurring costs.  Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:  The Company respectfully advises the Staff that it has adjusted the pro forma financial statements to remove Transaction-related expenses for the 12-month period ended December 31, 2014.  In addition, the Company has revised footnote 4O on page 53 to reflect this change.

17.                We note from the disclosure in the second paragraph on page 46 that the Company will incur termination costs to certain distributors terminated as part of the expanded US distribution rights transferred to TCCC’s distribution network and note from the disclosure in the table on page 45 that such expense is expected to total $280,000 thousand.  Please revise your disclosure to explain how you calculated or determined the $280,000 thousand of expense that you expect to recognize in connection with your termination of these arrangements.

Response:  The Company has revised the disclosure on page 47 in accordance with the Staff’s comment.

3.  Preliminary Transaction Consideration Allocation, page 46

18.                We note from your disclosure that TCCC will acquire newly issued New Monster common shares representing approximately 16.7% of the total number of outstanding New Monster common shares.  We also note that equity will be issued to TCCC for cash and for KO Energy for the amounts of $1,649,908 thousand and $1,383,080 thousand, respectively.  Please revise to disclose the number [of] shares to be issued for cash and for KO Energy separately and describe how the number of shares issued in each transaction will be determined.  Also, please provide us with a copy of section 5.2 of the Disclosure Schedule which discloses the Valuation of the Consideration to be paid for the Shares.

Response:  The Company has revised the disclosure on pages 47-49 in accordance with the Staff’s comment.  In addition, as requested, the Company is supplementally providing the Staff with a copy of section 5.2 of the Disclosure Schedule.

19.                We note from the table on page 46 that you will allocate $979,829 thousand to goodwill.  Please clarify, or revise to disclose, that the amount of goodwill recognized is in compliance with ASC 805-30-30-1, which requires the recognition of goodwill for the excess of the aggregate consideration over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed.  Also, please revise your table to separately show the consideration transferred in the acquisition transaction involving KO Energy and the amounts assigned to the identifiable assets acquired and the liabilities assumed.

Response:  The Company has revised the disclosure on pages 47-48 in accordance with the Staff’s comment.

20.                We note that the amount of goodwill to be recognized is significant to the transaction.  Please tell us how you evaluated the transaction for the existence of any other intangible assets.  Please refer to the guidance in ASC 805-20-55-2 through 55-51 in connection with your response.  In addition, please revise to disclose how you determined the fair values of KO Energy intangibles, new and amended US distribution Rights transferred to TCCC’s distribution network and the fair value sales price for the Monster Non-Energy business transferred to TCCC.  In this regard, describe the methods and key assumptions used to estimate the fair values.  Also, please explain how the determination of the fair value sales price for Monster Non-Energy complies with the requirements for allocation of the total consideration outlined in sections 5.2 and 5.3 of the Transaction Agreement dated August 14, 2014 between Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp., the Coca-Cola Company and European Refreshments.  Also, please provide us with Exhibit K, Allocation Principles, to this agreement.

Response:  The Company respectfully advises the Staff that it has considered the guidance in ASC 805-20-55-2 through 55-51 for purposes of identifying intangible assets in accordance with the separability or contractual-legal criterion.  Based on its evaluation, the Company has identified intangible assets related to (1) trademarks, (2) customer relationships, and (3) trade secrets/formulas.  No other material intangible assets were identified.  In addition, the Company has also revised the disclosure on page 48  in accordance with the Staff’s comment.

The Company also respectfully advises the Staff that the fair value allocation of the consideration given and received in connection with the Transactions will be determined in accordance with Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) 805 “Business Combinations,” and the fair value of the consideration given and received in connection with the Transactions will be determined in accordance with FASB ASC 820 “Fair Value Measurement.”  The fair value sales price for Monster Non-Energy of $200,037,000 included on page 47 of the disclosure complies with sections 5.2 and 5.3 of the Transaction Agreement, which, pursuant to Exhibit K thereof, provides that $200,000,000 of the total consideration will be allocated to Monster Non-Energy for tax purposes.  As requested, the Company is supplementally providing the Staff with a copy of Exhibit K (Allocation Principles).

21.                Considering the significant amount of goodwill to be recognized, please revise your disclosure to include a qualitative description of the factors that make up the goodwill to be recognized, such as expected synergies, intangible assets that do not qualify for separate recognition, or other factors.  Also, disclose the total amount of goodwill that is expected to be deductible for tax purposes and the amount of goodwill by reportable segment.  Refer to ASC 805-30-50-1.

Response:  The Company has revised the disclosure on page 48 in accordance with the Staff’s comment.  The Company respectfully advises the Staff that it has not yet determined what its reportable segments will be following the Transactions.  Therefore, the Company is currently unable to provide expected goodwill by reportable segment.

22.                We note from the disclosure in the last paragraph on page 46 that the value of the shares of the Company’s common stock to be issued to TCCC in exchange for KO Energy was based on a price of $118.54 per share, the closing price of the Company’s common stock on January 21, 2015, the most recent practical date, resulting in a total consideration value transferred for KO Energy of $1.38 billion.  We also, note that because the value of the Company’s common stock may change significantly between January 21, 2015 and the closing date, the amounts recorded as consideration for KO Energy may differ substantially.  Please revise to use the most recent stock price at the time of your amended filing for purposes of determining the fair value of the stock to be issued to TCCC in exchange for KO Energy.  Also, please revise to provide a sensitivity analysis for the range of possible outcomes based on upon percentage increases and decreases in your recent stock price.  In this regard, the appropriate percentages should be reasonable in light of your stock’s volatility.

Response:  The Company has revised the disclosure on pages 48-49 in accordance with the Staff’s comment.

Pro Forma Adjustments and Assumptions, page 47

Balance Sheet as of September 30, 2014, page 47

E.  Deferred income taxes, page 47

23.                We note from your disclosure that the amount of deferred tax assets results from book and tax timing differences relating to the deferred revenue and distributor termination costs.  Please revise to disclose the amount of each component of the deferred income tax assets and the significant assumptions that were used to calculate or determine the amount of deferred taxes.  As part of your revised disclosure, please disclose the amounts of any book and tax timing differences and the effective tax rate that was used to determine the deferred tax impact of the book and tax timing differences.  Also, please clarify why your deferred income taxes were not adjusted with respect to all assets acquired and liabilities assumed.

Response:  The Company has revised the disclosure on page 50 in accordance with the Staff’s comment.

24.                Please explain in footnote 4H the significant assumptions used to calculate or determine the amount of the pro forma adjustment for income taxes payable associated with the gain recognized on the sale of Monster Non-Energy as well as the immediate income tax recognition of the deferred revenue received from

TCCC for expanded US distribution rights.  Your revised disclosure should indicate the amount of income and the related effective tax rate used in your computations.

Response:  The Company has revised the disclosure on page 51 in accordance with the Staff’s comment.

25.                We note from the disclosure in the last paragraph on page 49 that the Company will recognize a gain on the sale of Monster Non-Energy equal to the difference between the $200 million fair value sales price received and the $46.2 million net book value of Monster Non-Energy.  We also note the disclosure indicating that any difference between the final fair value sales price received and the preliminary management estimates would affect the gain recognized by the Company.  Given that it appears that the actual gain recognized may differ from management’s preliminary estimates, please revise to provide a sensitivity analysis explaining how the amount of the actual gain recognized may be impacted in the event that the fair value sales price received differs from the estimated $200 million fair value sales price.

Response:  The Company has revised the disclosure on page 47 in accordance with the Staff’s comment.

L.  Retained Earnings, page 49

26.                Please revise to disclose how you derived the pro forma adjustments of $46,266 thousand and $65,084 thousand related to the disposal of Monster Non-Energy and Other, respectively, as presented on page 41.

Response:  The Company has revised the disclosure on page 52 in accordance with the Staff’s comment.

Statement of Income for the Nine-Months ended September 30, 2014, page 50

Statement of Income for the Year ended December 31, 2013, page 51

27.                We note from the disclosure included in footnote 4M that amounts received from TCCC for expanded US distribution rights have been accounted for as deferred revenue in the accompanying balance sheet and will [be] recognized as revenue ratably over the 20 year anticipated life of the respective agreements.  Please revise to explain how you estimated or determined the 20 year expected life of these agreements.  Footnote 4R should be similarly revised.

Response:  The Company has revised the disclosure on page 53 in accordance with the Staff’s comment.

28.                Please explain the significant assumptions used to calculate or determine the portion of pro forma adjustment 4O related to sales commissions, net of certain marketing expense reimbursements in the amount of $18,300 thousand.  Also, please explain how this portion of the pro forma adjustment is factually supportable and directly related to the transactions that have been reflected in the pro forma financial information.  Footnote 4T should be similarly revised.

Response:  The Company has revised the disclosure on pages 53-54 in accordance with the Staff’s comment.

29.                We note from footnote 4O that amortizing KO Energy intangibles will be amortized on a straight-line basis over their estimated useful lives of 5 years. Please explain the nature of the amortizable intangible assets and explain how you estimated or determined their estimated useful lives of 5 years.  Footnote 4T should be similarly revised.

Response:  The Company respectfully advises the Staff that amortizable intangible assets consist solely of customer relationships with a fair value of approximately $32 million.  The Company advises the Staff that it considered the guidance in ASC 350-30-35-3 when determining an appropriate useful life for the customer relationship intangible asset.  Specifically, the Company estimated the useful life of the customer relationships based on a scenario in which no additional customer support or continued development was provided.  In addition, the Company has revised the disclosure on pages 53-54 in accordance with the Staff’s comment.

Business of KO Energy, page 55

30.                Please disclose the number of employees of KO Energy.

Response:  The Company has revised the disclosure on page 60 in accordance with the Staff’s comment.

31.                Please include a discussion of your material customers.  See footnote four to the financial statements.

Response:  The Company has revised the disclosure on page 59 in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation of KO Energy, page 61

Analysis of Combined Statements of Net Revenues and Direct Operating Expenses, page 64

32.                We note that you provide multiple factors for the increase or decrease of net revenue, cost of goods sold and selling, general and administrative expenses.  To the extent practicable, please revise to quantify the significant factors that contributed to the period to period changes.  Refer FRC 501.04 for additional guidance.

Response:  The Company respectfully advises the Staff that TCCC is unable to further quantify the factors that contributed to the period-to-period changes.  While TCCC was able to identify net revenues and direct operating expenses related to the KO Energy brands, as stated in Note 1, these line items contain various allocations. Additionally, TCCC does not separately track the quantification of the significant factors that contributed to the changes impacting the net revenues and direct operating expenses at the brand level.  As such, the quantification of the various factors impacting these line items is impracticable.

Executive Officers and Directors of Old Monster, page 70

33.                We note the disclosure on page 22 that at the closing of the transaction New Monster will appoint two directors designated by TCCC.  If known, please provide the disclosure required by Item 401 of Regulation S-K for these two director nominees and file their consents.  See Item 19(a)(7)(i) of Form S-4.

Response:  The Company respectfully advises the Staff that the identity of the two director nominees has not yet been finally determined.  The Company intends to provide the disclosure required by Item 401 of Regulation S-K once a final determination has been made.

KO Energy Financial Statements, page F-2

Note 1:  Description of Transaction, Description of the Business and Basis of Presentation, page F-5

34.                We note from the disclosure on page F-7 that statements of cash flows and statements of shareowners’ equity are not presented as Monster did not acquire all of the assets nor assume all of the liabilities of KO Energy and preparation of such statements is not meaningful.  As requested in our letter to Monster Beverage Corporation dated September 30, 2014, please revise the notes to the financial statements to provide information about KO Energy’s cash flows from operating, investing and financing activities, to the extent that such information is available or explain why you are unable to provide these disclosures.  The liquidity and capital resources section of MD&A for KO Energy should also be revised to discuss these cash flows from operating, investing and financing activities, if such cash flow information is available.

Response:  The Company has revised the notes to the financial statements on page F-7 to clarify why TCCC is unable to provide information about KO Energy’s cash flows from operating, investing and financing activities.  Page 45 has also been revised.

Signatures, page II-5

35.                Please include the signatures of a majority of the board of directors. See Instructions to Signatures for Form S-4.

Response:  The Company respectfully notes that the only two current directors of the Company are Mr. Sacks and Mr. Schlosberg.  The Company’s Board is not expected to be formally expanded to include the individuals described in the Registration Statement until shortly before the closing of the Transactions, which will occur after the effectiveness of the Registration Statement

Undertakings, page II-2

36.                Please provide the undertakings required by Item 512(e).

Response:  The Company has revised the disclosure on pages II-2 and II-3 in accordance with the Staff’s comment.

Exhibits

37.                We note that you have omitted all of the exhibits to Exhibit 2.1 and 2.2.  Please disclose whether any of the exhibits contain information that is material to an investment decision and, if so, please provide them.  If you do not believe they are material, please provide your analysis in reaching that conclusion.

Response:  The Company has re-filed Exhibit 2.1 to include Exhibit B (the current form of the amended U.S./Canada distribution coordination agreement), Exhibit C (the current form of the amended international distribution coordination agreement), Exhibit F (the current form of the amended CCR agreement), Exhibit I (the beverage base supply agreement term sheet), Exhibit J (the current form of the escrow agreement), Exhibit M (the certificate of competitors) and Exhibit N (the certificate of Parent competitors).

Supplementally, the Company notes the following with respect to the remaining omitted exhibits to Exhibit 2.1 and 2.2:

•                  Exhibit A to Exhibit 2.1 (form of certificate of merger): The certificate of merger will be filed with the Delaware Secretary of State at the closing of the

Transactions and does not include any terms which are material to an investment decision relating to the Company and not otherwise disclosed in Amendment No. 1.

•                  Exhibits D and E to Exhibit 2.1 (form of the acquired KO brand U.S./Canada and international distribution coordination agreements):  These exhibits are the form distribution coordination agreements to be entered into with respect to the energy brands being acquired from TCCC in the Transactions.  Given the expected revenue associated with the energy brands covered by these agreements, the Company does not believe that these agreements are material to an investment decision relating to the Company’s securities.

•                  Exhibits G, H-1 and H-2 to Exhibit 2.1 (form of amended Canada, U.S./Canada and international distribution agreements):  These exhibits are the form distribution agreements that are expected to be entered into in various territories with individual members of TCCC’s distribution network pursuant to the distribution coordination agreements.  Each of these agreements is of a type entered into the ordinary course of business, and the Company does not believe that any of these agreements are material to an investment decision relating to the Company’s securities.

•                  Exhibit K to Exhibit 2.1 (allocation principles):  This exhibit sets forth the allocation principles with respect to which each party has agreed to take consistent positions before taxing authorities.  The Company does not believe that this allocation is material to an investment decision relating to the Company’s securities.

•                  Exhibit L to Exhibit 2.1 (form of joint press release):  This exhibit is the same as the press release announcing the Transactions, was filed by Monster Beverage Corporation on its Form 8-K, filed on August 15, 2014, and contains no material information not otherwise disclosed in Amendment No. 1.

•                  Exhibits A-D to Exhibit 2.2 (assignment and assumption agreement and bill of sale, intellectual property assignments and transition services agreement):  These agreements are customary closing documents that will help to implement the asset transfers contemplated by the Asset Transfer Agreement.  The Company does not believe that any of these agreements are material to an investment decision relating to the Company’s securities.

38.                We note the disclosure on page 37 regarding the Material US Federal Income Tax Consequences of the Transaction.  Please file the tax opinion as an exhibit and revise the disclosure on page 37 to attribute the tax opinion to named counsel.

Response:  The Company has revised the disclosure on page 38 and filed the tax opinion as Exhibit 8.1 to Amendment No. 1 in accordance with the Staff’s comment.

* * * * * * *

The Company believes that the information contained in this response letter, together with the revised disclosure in Amendment No. 1, is responsive to the Staff’s comments set forth in the Comment Letter.

Should you have any questions, please contact me at (212) 326-8319 or by e-mail at amlevine@jonesday.com.

Thank you for your continued assistance.  We look forward to the receipt of any additional questions or comments the Staff may have.

Very truly yours,

/s/ Andrew M. Levine
Andrew M. Levine

cc:   Hilton H. Schlosberg (New Laser Corporation)

Paul Dechary (Monster Beverage Corporation)

Robert A. Profusek (Jones Day)